

SECURITIES , 16022379
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SEC
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NOV 29 2016
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-7072

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 09/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

FIRST COMMAND FINANCIAL PLANNING, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 FirstComm Plaza
(No. and Street)

Fort Worth	Texas	76109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael F. Morrison (817) 731 - 8621
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, LLP
(Name - if individual, state last, first, middle name)

2821 West Seventh Street, Suite 700	Fort Worth	Texas	76107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond Unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael F. Morrison, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of First Command Financial Planning, Inc., as of and for the year ended September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SANDRA K RISHEL
Notary ID # 1031065
My Commission Expires
April 29, 2019

Signature

Chief Financial Officer
Title

11/23/16
Notary Public

This report ** contains (check all applicable boxes):

- ☒ Report of Independent Registered Public Accounting Firm.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities or Claims of General Creditors.
- ☒ Notes to Financial Statements.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (filed separately).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

FIRST COMMAND FINANCIAL PLANNING, INC.

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Command Financial Planning, Inc.

We have audited the accompanying statement of financial condition of First Command Financial Planning, Inc. (the Company) as of September 30, 2016, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Command Financial Planning, Inc. as of September 30, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information on pages 12 through 14 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the entity's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying supplemental information. In forming our opinion on the supplemental information, we evaluated whether the accompanying supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information on pages 12 through 14 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
November 23, 2016

FIRST COMMAND FINANCIAL PLANNING, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2016

ASSETS	
Cash and cash equivalents	$ 3,995,865
Marketable securities, at fair value	2,005,189
Commissions and fees receivable	5,910,032
Accounts receivable, prepaid expenses and other	2,092,135
Accounts receivable, affiliates	70,136
Advisor advanced commissions	2,116,266
Property, equipment, and software, net of accumulated amortization of $2,770,566	8,611
TOTAL ASSETS	$ 16,198,234
LIABILITIES	
Accrued commissions payable	1,551,731
Accounts payable, parent company	1,607,353
Accounts payable, affiliates	77,284
Other accrued liabilities	1,523,030
Total liabilities	4,759,398
Commitments and contingencies (Note 6)	
STOCKHOLDER'S EQUITY	
Common stock	
Class A - voting	2,046
Class B - non-voting	927
Additional paid-in capital	116,805
Retained earnings	11,319,177
Treasury stock, at cost	(119)
Total stockholder's equity	11,438,836
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 16,198,234

The Notes to Financial Statements are an integral part of this statement.

FIRST COMMAND FINANCIAL PLANNING, INC.
STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2016

REVENUE	
Commission revenue	$ 27,404,205
Account service fee income	27,691,725
Total commissions and fee revenue	55,095,930
Investment income	29,456
Net unrealized gains on marketable securities	3,407
Loss on sale of marketable securities	(3,617)
Advisor service fee income	620,221
Other income	281,295
Total revenue	56,026,692
EXPENSES	
Commissions and advisor expenses	19,953,668
General and administrative expenses	34,558,995
Interest expense	105
Total expenses	54,512,768
NET INCOME	$ 1,513,924

The Notes to Financial Statements are
an integral part of this statement.

FIRST COMMAND FINANCIAL PLANNING, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2016

	Common Stock		Additional Paid-in	Retained	Treasury	Total Stockholder's
	Class A	Class B	Capital	Earnings	Stock	Equity
BALANCE, September 30, 2015	$ 2,046	$ 927	$ 116,805	$ 33,805,253	$ (119)	$ 33,924,912
Dividend paid	-	-	-	(24,000,000)	-	(24,000,000)
Net income	-	-	-	1,513,924	-	1,513,924
BALANCE, September 30, 2016	$ 2,046	$ 927	$ 116,805	$ 11,319,177	$ (119)	$ 11,438,836

The Notes to Financial Statements are an integral part of this statement.

FIRST COMMAND FINANCIAL PLANNING, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2016

OPERATING ACTIVITIES	
Net income	$ 1,513,924
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and net amortization/accretion expense	23,142
Unrealized gains on marketable securities	(3,407)
Loss on sale of marketable securities	3,617
Proceeds from maturity/sales of marketable securities	1,207,188
Purchase of marketable securities	(1,079,335)
Changes in operating assets and liabilities	
Decrease in commissions and fees receivable	23,987,013
Decrease in accounts receivable, prepaid expenses and other	176,069
Increase in advisor advanced commissions	(1,034,210)
Net decrease in accounts (receivable) payable, parent company and affiliates	(1,691,501)
Net decrease in accrued commissions payable	(11,698,351)
Net decrease in other accrued liabilities	(437,543)
Net cash provided by operating activities	10,966,606
INVESTING ACTIVITIES	-
FINANCING ACTIVITIES	
Dividend declared and paid to parent company	(24,000,000)
Net cash used in financing activities	(24,000,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(13,033,394)
CASH AND CASH EQUIVALENTS, beginning of year	17,029,259
CASH AND CASH EQUIVALENTS, end of year	$ 3,995,865

The Notes to Financial Statements are an integral part of this statement.

FIRST COMMAND FINANCIAL PLANNING, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First Command Financial Planning, Inc. (the Company or FCFP), a wholly owned subsidiary of First Command Financial Services, Inc. (FCFS), was chartered in Texas in 1958, and is engaged in the sale of mutual funds and other variable investments to middle income American families with a concentration to United States military personnel. The Company is a licensed, fully-disclosed broker/dealer registered with the Securities Exchange Commission (SEC) and the Financial Industry Regulatory Agency (FINRA). The corporate office is located in Fort Worth, Texas.

Effective October 1, 2015, FCFP was restructured into two separate corporate operations. FCFP continues as a mutual fund broker/dealer and will expand its brokerage operations over time. The investment advisory services were transferred to First Command Advisory Services, Inc. (FCAS), a new subsidiary of FCFS. These operations include asset management and financial planning services.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recognition of Revenue

Commission revenue on sales of mutual fund investments, variable annuities and variable universal life insurance by the Company's sales advisors is recognized when earned from the mutual fund, annuity, and life insurance companies. Commissions are paid to the Company, usually monthly, as they are earned on investments made, and premiums paid by the individual investors and policy holders.

Account service fee income includes revenue sharing bonuses received from mutual fund companies and sub-transfer agency fees. Account service fee income is recognized at the time the services are provided, which is generally when fees are received.

Advisor service fee income represents monthly fees paid by the Company's sales advisors for systems access, compliance, marketing, and other similar services.

Advisor Advanced Commissions

In 2015, the Company began advancing approximately 66 months of commissions to advisors for certain mutual fund sales. The amount advanced is treated as a prepaid expense (an asset) and amortized to commission expense as commission revenue is earned on future client investment payments over the 66 months. If the account cancels or periodic investments cease during the 66 months, the unamortized amount advanced is recorded as a receivable from the advisor.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes demand deposits and a money market account. Carrying value approximates fair value.

Marketable Securities

Marketable securities, the majority of which are fixed maturity debt securities, are classified as trading and recorded at fair value. Changes in fair value of these marketable securities (both realized and unrealized) are recorded in the statement of operations. Realized gains and losses are included in operations and are determined by using a specific identification basis.

Commissions and Fees Receivable

Commissions receivable represents $4,648,404 due from mutual fund companies and insurance companies for the sale and servicing of investment products by the Company's sales advisors. The fees receivable represent the accrual of $1,261,628 of fees for assets under the Company's management and are collected on a quarterly basis. Based on historical collections, no allowance is deemed necessary.

Property, Equipment, and Software

Property, equipment, and software are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

	Estimated Lives
Property and equipment	3 to 10 years
Software	5 years

Expenditures for maintenance, repairs, and minor renewals are charged to operations as incurred.

Advertising

The Company expenses advertising cost as incurred. Advertising expense was $201,169 in 2016.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Income Taxes

Since December 1, 1998, the Company has been a Subchapter S corporation for federal income tax purposes. A Subchapter S corporation generally pays no federal income taxes, and its taxable income, if any, is taxed at the stockholder level. FCFS files a consolidated tax return that includes FCFP. Any tax positions are taken at the consolidated level.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, commissions receivable, and marketable securities. The Company places its temporary cash investments and marketable securities with financial institutions and investment companies. Therefore, the majority of these funds are not insured by the Federal Deposit Insurance Corporation. Concentrations of credit risk with respect to commissions receivable are limited due to the number of investment companies comprising the Company's supplier base.

Recent Accounting Pronouncements

Revenue Recognition – The FASB has issued new guidance regarding the recognition of revenue. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects in exchange for those goods or services. Management will continue to evaluate the new rule but does not expect it to have a material impact on the accounting of the Company's revenue. The guidance also includes extensive disclosure requirements for revenue recognition. The new rule will be effective in fiscal year 2019.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company shares office facilities, employees, and personnel costs with its parent company, FCFS. The Company and its parent also share other operating expenses. FCFS allocates costs to the Company that are clearly applicable to the operations of FCFP. A reasonable allocation method is used to allocate common expenses, or those costs not clearly applicable to any one legal entity, based on the number of new and existing client accounts purchased from FCFS, FCFP, or both. The allocation included advisor expenses, rent, equipment usage, general and administrative expenses, advisor service fee income and other income. During the year ended September 30, 2016, FCFS allocated net expenses of $27,410,200 to FCFP.

NOTE 2. RELATED PARTY TRANSACTIONS - CONTINUED

The Company provides services to FCAS for all necessary brokerage back office operations of its asset management operations. FCFP manages the relationships with the clearing broker dealer and various fund companies for the asset management operations. In fiscal year 2016, FCFP recorded service fee income from FCAS of $13,191,094.

As of September 30, 2016, $1,607,353 was due to FCFS for non-interest-bearing advances. This amount is reflected in the accompanying statement of financial condition as accounts payable, parent company. As of September 30, 2016, $69,112 was due to an affiliate, First Command Insurance Services, Inc. and $8,172 was due to an affiliate, First Command Europe Limited. These amounts are reflected as accounts payable, affiliates, in the accompanying statement of financial condition. As of September 30, 2016, $16,437 was due from an affiliate, First Command Bank (FCB), and $53,699 was due from an affiliate, First Command Advisory Services, Inc. This amount is reflected in the accompanying statement of financial condition as accounts receivable, affiliates. All intercompany balances are due on demand and are settled periodically by the payment of cash between the companies.

At September 30, 2016, FCFP had cash balances held at FCB of $366,164.

NOTE 3. MARKETABLE SECURITIES

The aggregate cost and fair value of FCFP's marketable securities at September 30, 2016, are as follows:

Marketable securities, at cost	$ 2,000,698
Unrealized gains, net	4,491
Marketable securities, at fair value	$ 2,005,189

Unrealized gains on marketable securities increased $3,407 for the year ended September 30, 2016.

Proceeds from the sales and maturities of marketable securities were $1,207,188 in fiscal 2016. There was a loss on the sale of marketable securities of $3,617.

Fair Value Measurements

FASB requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. FASB excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. This disclosure does not and is not intended to represent the fair value of the Company.

NOTE 3. MARKETABLE SECURITIES - CONTINUED

The Company measures the fair value of its financial assets in accordance with the hierarchy established by GAAP, which consists of three levels to indicate the quality of the fair value measurements as described below:

Level 1

Fair values are based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2

Fair values are based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that can otherwise be corroborated by observable market data.

Level 3

Fair values are based on inputs that are considered unobservable where there is little, if any, market activity for the asset or liability as of the measurement date. In this circumstance, the Company has to rely on values derived by independent brokers or internally-developed assumptions. Unobservable inputs are developed based on the best information available to the Company which may include the Company's own data or bid and ask prices in the dealer market.

The Company's marketable securities consist of investments in United States government sponsored agency securities and are classified as a trading portfolio. Management determines the fair values of these securities after consideration of data provided by third-party pricing services. The prices provided by third-party pricing services are based on observable market data inputs which can vary by security type. Such inputs include benchmark yields, available trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and other market data. Where possible, these prices were corroborated against other independent sources. The Company has classified these securities as Level 2.

The classification of these securities as Level 2 is consistent with the fair value methods used in the prior year.

NOTE 3. MARKETABLE SECURITIES - CONTINUED

The following table represents assets measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Money market funds*	$ 3,455,401	$ -	$ -	$ 3,455,401
Marketable securities	$ -	$ 2,005,189	$ -	$ 2,005,189

*Money market funds are included in cash and cash equivalents.

NOTE 4. COMMON STOCK

At September 30, 2016, the common stock of the Company is as follows:

	Voting	Non-voting
Par value per share	$ 0.02	$ 0.02
Number of shares authorized	750,000	750,000
Number of shares issued	102,300	46,368
Number of previously issued shares repurchased and held as treasury stock	3,100	2,834
Number of shares outstanding	99,200	43,534

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2016, the Company had net capital of $2,660,817, which was $2,343,524 in excess of its required net capital of $317,293. The Company's aggregate indebtedness to net capital ratio was 1.79 to 1.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company is not currently involved in or aware of any litigation that it believes could have a material adverse effect on its financial condition or results of operations.



SUPPLEMENTAL SCHEDULES

FIRST COMMAND FINANCIAL PLANNING, INC.
SCHEDULE G – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SEPTEMBER 30, 2016

NET CAPITAL, total stockholder's equity	$	11,438,836
DEDUCTIONS AND/OR CHARGES, non-allowable assets		
Commissions and fees receivable		4,511,560
Advisor advanced commissions		2,116,266
Accounts receivable, prepaid expenses and other		1,986,039
Property, equipment, and software, net of accumulated depreciation and amortization of $2,770,566		8,611
Accounts receivable, affiliates		70,136
Other deductions		1,252
Total deductions and/or charges		8,693,864
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		2,744,972
HAIRCUTS ON SECURITIES		84,155
NET CAPITAL	$	2,660,817
AGGREGATE INDEBTEDNESS	$	4,759,398
TOTAL AGGREGATE INDEBTEDNESS	$	4,759,398
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required to be greater of		
Minimum net capital pursuant to Rule 15c3-1(a)(1) or	$	100,000
Aggregate indebtedness not to exceed 15 to 1	$	317,293
Minimum net capital requirement	$	317,293
EXCESS NET CAPITAL	$	2,343,524
NET CAPITAL LESS THE GREATER OF 10% OF AGGREGATE INDEBTEDNESS OR 120% OF MINIMUM NET CAPITAL REQUIREMENT	$	2,184,877
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.79 to 1

FIRST COMMAND FINANCIAL PLANNING, INC.
SCHEDULE G –COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SEPTEMBER 30, 2016

There are no differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited September 30, 2016, Part IIA FOCUS filing, as amended November 22, 2016.

FIRST COMMAND FINANCIAL PLANNING, INC.
SCHEDULE H – STATEMENT REGARDING RULE 15c3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SEPTEMBER 30, 2016

First Command Financial Planning, Inc. is exempted from Rule 15c3-3 of the Securities and Exchange Commission by paragraphs (k)(2)(i) and (k)(2)(ii) of that Rule. Refer to the Exemptive Provisions Report for stated exceptions regarding Rule 15c3-3 under the Securities and Exchange Commission Act of 1934.

FIRST COMMAND FINANCIAL PLANNING, INC.

EXEMPTION REPORT

SEPTEMBER 30, 2016


weaver
Assurance · Tax · Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Command Financial Planning, Inc.

We have reviewed management's statements, included in the accompanying First Command Financial Planning's Exemption Report, in which (1) First Command Financial Planning, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended September 30, 2016 except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
November 23, 2016



First Command Financial Planning, Inc. Exemption Report

First Command Financial Planning, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(i) and (k)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year except as described below.

The following exceptions relate to client checks received in a branch and delayed due to mailing of check and paperwork to the Company's bank for processing:

Days Exception Existed	k2i	k2ii	Total
2	16		16
3	3		3
4	2		2
5	3		3
6	2		2
7	1		1
8	1	1	2
9	1	1	2
19		1	1
23	2		2
33		1	1
Total	31	4	35
Unknown data errors	1	-	1

The following exceptions relate to client checks received in a branch that should have been mailed directly to the retail mutual fund company instead of the corporate office for processing:

	k2i	k2ii	Total
Exceptions	263	-	263

The following exceptions relate to client checks received in a branch that were mailed to the corporate office instead of the Company's bank for processing:

	k2i	k2ii	Total
Exceptions	30	143	173

The following exception relates to a client check received in the corporate office that was not in good order. Correction of the error caused the check to be held greater than one day.

Days Exception Existed	k2i	k2ii	Total
6	1	-	1
	1	-	1

First Command Financial Planning, Inc.

I, Michael F. Morrison, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct for the fiscal year ended September 30, 2016.

By:
Michael F. Morrison, CFO
November 23, 2016